[Company letterhead]
September 2, 2009
VIA FACSIMILE TO (703) 813-6985 AND EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3030
Washington, DC 20549

Attn:	Geoffrey Kruczek

Re:	Oculus Innovative Sciences, Inc.
Post-effective amendment on Form S-1
File No. 333-157776
Dear Mr. Kruczek:
I am the Vice President and General Counsel of Oculus Innovative Sciences, Inc. (the “Company”). In response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated August 13, 2009, the Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

OCULUS INNOVATIVE SCIENCES, INC.

	By:	/s/ Jim Schutz Jim Schutz
Vice President and General Counsel
cc: Amy Trombly, Esq.